December 20, 2024

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119

       Re: GCL Global Holdings Ltd
           Amendment No. 5 to Registration Statement on Form F-4
           Filed December 19, 2024
           File No. 333-280559
Dear Sebastian Toke:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No 5 to Registration Statement on Form S-4
GCL Global Limited Notes to Consolidated Financial Statements
Note 19. Subsequent Events, page F-101

1. We note your discussion on page 174 regarding the various agreements entered into with Nekcom Inc. (i.e. loan agreement, Series B Preferred Stock Purchase Agreement and Publishing Agreement). Please revise to include a discussion of these agreements in your subsequent events footnote along with an estimate of the financial effect or explain why you believe this disclosure is not necessary. Refer to ASC 855-10-50-2.
 December 20, 2024
Page 2

      Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at
202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Mike Blankenship